May 10, 1999


Dear Tendering Shareholders:

     I am excited to announce that our Stock Tender Offer was concluded successfully on Friday, April 30, 1999. We had offered to purchase up to 200,000 shares of our common stock at $28.00 per share. According to the tender materials, we had the right to increase the offer by up to 2% of the total stock outstanding, to a total of 275,856 shares. Our tender was so successful that we had more shares tendered than we are permitted to repurchase. A total of 299,848 shares were tendered. As a result, some of your tenders may not be accepted, if they were conditional, and some of your tenders may have to be reduced to allow for proration of the tenders received.

     Under the terms of the tender, we must accept all odd lots less than 100 shares held by a shareholder and all tenders which, as a result of any proration, would leave the shareholder with less than 100 shares of our stock. After accepting all such tenders in full, we had to prorate the remaining tenders that were not conditional.

     We have accepted the full tender for all of your shares. Either you owned less than 100 shares and tendered all of them to us, or you tendered all of your stock, and as a result of the proration you would have been left with less than 100 shares. In any event, we thank you for tendering your stock, and we enclose the attached check, which represents the number of shares you held times $28.00.

     We are very excited about the success of this tender. We are sorry you have decided to reduce your ownership in our company, but we thank you for your past loyalty as a shareholder. I hope you will consider us again when you are looking at possible investment opportunities. If there is anything that I or anyone else at our company can do to help you in your banking needs in the future, I hope you will let us know.



                                   Sincerely,



                                   James G. Rakes
                                   Chairman of the Board
                                   President and CEO
JGR/bmr
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